SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: March 31, 2026

List of Materials

Documents attached hereto:

Sony Corporation Announces Signing of Definitive Agreements for Strategic Partnership in the Home Entertainment Field with TCL Electronics Holdings Limited

March 31, 2026

Sony Group Corporation

Sony Corporation Announces Signing of Definitive Agreements for Strategic Partnership in the Home Entertainment Field with TCL Electronics Holdings Limited

Based on the memorandum of understanding announced on January 20, 2026, Sony Corporation (“Sony”), a wholly owned subsidiary of Sony Group Corporation, and TCL Electronics Holdings Limited (together with its subsidiaries, “TCL”) have proceeded with discussions for a strategic partnership (the “Partnership”) in the home entertainment field. Today, Sony announced that it has signed legally binding definitive agreements for the Partnership with TCL. Under the Partnership, Sony will establish a wholly owned subsidiary (the “Preparatory Company”) to assume its home entertainment business. TCL will then subscribe to a portion of the shares of the Preparatory Company, thereby forming a joint venture (the “New Company”) in which TCL will hold 51% and Sony will hold 49% of the shares. Sony also announced that, as part of the Partnership, it will transfer 100% of the equity in its manufacturing subsidiary, Sony EMCS (Malaysia) Sdn. Bhd. (“SOEM”), to TCL, and that it will continue discussions among the relevant parties regarding the transfer of all or part of the equity in its manufacturing subsidiary, Shanghai Suoguang Visual Products Co., Ltd., to TCL. The completion of transactions under the Partnership is subject to obtaining relevant regulatory approvals and other conditions, with the New Company expected to commence operations in April 2027. For further details, please refer to the attached press release.

Any gain or loss to be recorded from the issuance of a portion of the shares of the Preparatory Company to TCL and the transfer of all equity interests in SOEM is expected to be immaterial to Sony Group Corporation’s consolidated financial results.

March 31, 2026

Sony Corporation

TCL Electronics Holdings Limited

Sony and TCL Sign Definitive Agreements for Strategic Partnership in the Home Entertainment Field

Sony Corporation (“Sony”) and TCL Electronics Holdings Limited (together with its subsidiaries, “TCL”) today announced that Sony and TCL have entered into legally binding definitive agreements for a strategic partnership in the home entertainment field. This follows the memorandum of understanding announced on January 20, 2026, pursuant to which both parties have been conducting discussions.

Under this partnership, Sony will establish a wholly owned subsidiary (the “Preparatory Company”) to assume its home entertainment business, and TCL will subscribe to a portion of the Preparatory Company’s shares, forming a joint venture (the “New Company”) with TCL holding 51% and Sony holding 49% of the shares. The New Company will succeed to Sony’s home entertainment business, which includes product development and design, manufacturing, sales and logistics, and customer service for products such as Consumer TVs (BRAVIA), B2B Flat Panel Displays (B2B BRAVIA), B2B LED Displays, projectors, and home audio equipment such as home theater systems and audio components. The New Company is expected to operate this integrated business globally.

As part of the partnership, 100% of the equity in Sony EMCS (Malaysia) Sdn. Bhd.(“SOEM”), a subsidiary responsible for the manufacturing function of Sony’s home entertainment products, will be transferred to TCL. Regarding Shanghai Suoguang Visual Products Co., Ltd. (“SSVE”), also a subsidiary responsible for the manufacturing function of Sony’s home entertainment products, the relevant parties expect to continue discussions regarding the transfer of all or part of the equity in SSVE held by Sony (China) Limited to TCL.

The sum of the enterprise value of the businesses to be transferred to the New Company and the enterprise value of SOEM (“Enterprise Value”) is approximately 102.8 billion yen (equivalent to approximately HK$5.2 billion*). The consideration payable by TCL is assumed to be approximately 75.4 billion yen (equivalent to approximately HK$3.8 billion*) at present, calculated based on the equity value derived from the above Enterprise Value with adjustments for certain net debt, working capital, and other adjustments, and prorated according to TCL’s ownership ratios of the New Company and SOEM. The final amount will be determined following further adjustments for certain net debt and working capital at the timing of closing. For the avoidance of doubt, the Enterprise Value does not include the enterprise value of SSVE, which is currently under discussion. The completion of transactions under this partnership is subject to obtaining relevant regulatory approvals and other conditions, with the New Company expected to commence operations in April 2027.

The New Company’s products are expected to carry the globally recognized “Sony” and “BRAVIA™” names, with the aim of creating new customer value through branded products such as TVs and home audio equipment. The New Company will strive to create innovative products that meet the expectations of customers worldwide and achieve further business growth through outstanding operational excellence. In addition, Sony and TCL are committed to strongly supporting the sustainable growth of the New Company.

* Reference figures calculated based on a rate of 1 JPY = 0.050147 H.K. dollars.

New Company Overview*

*Planned as of the date of this press release and subject to change pending further discussions and procedures

Company Name:	BRAVIA Inc.

Headquarters:	Tokyo, Japan (Inside Sony City Osaki, 2-10-1 Osaki, Shinagawa-ku, Tokyo, Japan)

Investment ratio:	TCL 51%, Sony 49%

The New Company is expected to become a consolidated subsidiary of TCL Electronics Holdings Limited and an equity-method affiliate of Sony.

Members of the board:	Representative Director, Chairperson and CEO: Kazuo KII

Director and Joint-COO: Biao JIANG

Director and Joint-COO: Fumiatsu HIRAI

Director (Non-full-time): Bin LUO

Director (Non-full-time): Hiroshi NAKAMURA

Comment from Kenji TANAKA, Senior Vice President*, Sony Corporation

*To be appointed as Representative Director, President and CEO, effective April 1, 2026

I am very pleased that we have signed definitive agreements with TCL for a strategic partnership in the home entertainment field today, gaining an excellent partner. Through the New Company, we will strive to provide new customer value to a global audience and achieve further growth in the home entertainment field.

Comment from Juan DU, Chairperson, TCL Electronics Holdings Limited

We are filled with anticipation regarding our future strategic partnership with Sony in the home entertainment field. Through this collaboration, we plan to jointly leverage our respective core strengths in branding, display technology, sales channels, supply chains, etc. Together, we aim to drive the global development and premiumization of the New Company, delivering superior products and services to consumers worldwide.

Comment from Kazuo KII, Representative Director, Chairperson and CEO, BRAVIA Inc. (Planned) and Executive Deputy President*, Sony Corporation

*To be appointed as Vice Chairman of Sony Corporation, effective April 1, 2026

I am excited to embark on this new challenge in the home entertainment field. Both Sony and TCL have exceptional strengths. At the New Company, we will bring together this expertise, dedicate our full efforts to developing innovative products that exceed customer expectations worldwide, and aim to lead the market through operational excellence.

About Sony Corporation

Sony Corporation is a wholly owned subsidiary of Sony Group Corporation and is responsible for the Entertainment, Technology & Services (ET&S) business. With the mission to “create the future of entertainment through the power of technology together with creators,” we aim to continue to deliver Kando(*) to people around the world.

For more information, visit: https://www.sony.co.jp/en/

 * Kando is a Japanese word that roughly translates to the sense of awe and emotion you feel when experiencing something beautiful and amazing for the first time.

About TCL Electronics Holdings Limited

TCL Electronics Holdings Limited has been listed on the mainboard of the Hong Kong Stock Exchange since November 1999. It is engaged in display business, innovative business and internet business. TCL actively transforms and innovates under the business philosophy of “Strategy Guidance, Innovation Drive, Advanced Manufacturing and Global Operation”. Focusing on the mid-to-high-end markets around the world, TCL strives to consolidate the “Intelligent IoT Ecosystem” all-category layout and is committed to providing users with an all-scenario smart and healthy life.

For more information, please visit the investor relations web page of TCL at

https://electronics.tcl.com

*“Sony”, “SONY” logo and any other product names, service names or logo marks used in this press release are registered trademarks or trademarks of Sony Group Corporation or its affiliates. Other product names, service names, company names or logo marks are trademarked and copyrighted properties of their respective owners and/or licensors.